# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
## Washington, D.C. 20549

# FORM C

# UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
   ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

*Name of issuer*
Desert Farms, Inc.

*Legal status of issuer*

**Form**
C-Corporation

***Jurisdiction of Incorporation/Organization***
Delaware

***Date of organization***
June 29, 2016

*Physical address of issuer*
2708 Wilshire Blvd #380, Santa Monica, CA 90403

*Website of issuer*
https://www.desertfarms.com

*Name of intermediary through which the offering will be conducted*
SI Securities, LLC

***CIK number of intermediary***
0001603038

***SEC file number of intermediary***
008-69440

***CRD number, if applicable, of intermediary***
170937

***Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering***
7.5% of the amount raised

***Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest***
SI Securities will receive equity compensation equal to 5% of the number of securities sold.

***Type of security offered***
Crowd Note

***Target number of Securities to be offered***
N/A

***Price (or method for determining price)***
Determined in conjunction with a broker-dealer.

***Target offering amount***
$25,000

***Oversubscriptions accepted:***
  Yes
☐  No

***Oversubscriptions will be allocated:***
☐  Pro-rata basis
  First-come, first-served basis
☐  Other:

***Maximum offering amount (if different from target offering amount)***
$1,070,000

***Deadline to reach the target offering amount***
November 15, 2019

**NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.**

***Current number of employees***
6

|  | **Most recent fiscal year-end** | **Prior fiscal year-end** |
| --- | --- | --- |
| **Total Assets** | $163,035.53 | $285,724.51 |
| **Cash & Cash Equivalents** | $26,219.78 | -$15,625.41 |
| **Accounts Receivable** | $0.00 | $40,237.34 |
| **Short-term Debt** | $34,816.35 | $215,883.14 |
| **Long-term Debt** | $514,625.77 | $524,538.38 |
| **Revenues/Sales** | $1,500,000.00 | $1,314,856.90 |
| **Cost of Goods Sold** | $771,131.70 | $771, 717.62 |
| **Taxes Paid** | $0.00 | $0.00 |
| **Net Income** | -$358,334.31 | -$170,089.43 |

***The jurisdictions in which the issuer intends to offer the Securities:***
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

**EXHIBITS**
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials
EXHIBIT C: PDF of SI Website
EXHIBIT D: Investor Deck
EXHIBIT E: Video Transcript

# EXHIBIT A
# OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
# (EXHIBIT A TO FORM C)
## September 3, 2018

## Desert Farms, Inc.



## Up to $1,070,000 of Crowd Notes

Desert Farms, Inc. ("Desert Farms", the "Company," "we," "us", or "our"), is offering up to $1,070,000 worth of Crowd Notes of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by November 15, 2019. The Company is making concurrent offerings under both Regulation CF (the "Offering") and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $300,000 under the Combined Offerings (the "Closing Amount") by November 15, 2019, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. Investors who completed the subscription process by November 8, 2019 will be permitted to increase their subscription amount at any time on or before November 15, 2019 upon Company consent. For the avoidance of doubt, no initial subscriptions from new investors will accepted after November 8, 2019. The Company will accept oversubscriptions in excess of the Target Amount for the Offering up to $1,070,000 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Closing Amount prior to November 8, 2019, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $1,000 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

**A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.**

**In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.**

**The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.**

**These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.**

**This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.**

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

**Ongoing Reporting**

The Company will file a report electronically with the SEC annually and post the report on its website, no later than April 29, 2020.

Once posted, the annual report may be found on the Company's website at https://www.desertfarms.com/investors.

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any or its predecessors (if any) previously failed to comply with the congoing reporting requirement of Regulation CF.

**Updates**

Updates on the status of this Offering may be found at: http://www.seedinvest.com/desert.farms

**About this Form C**

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of, and receive answers from, the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

## SUMMARY

### The Business

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Desert Farms Inc. (the "Company") is a Delaware Corporation, formed on June 30, 2016. The Company is located at 2708 Wilshire BLVD #380, Santa Monica, CA 90403.

The Company's website is https://www.desertfarms.com.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the SI Securities, LLC ("SeedInvest") website under http://www.seedinvest.com/desert.farms and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

### The Offering

| | |
|---|---|
| **Minimum amount of Crowd Note being offered** | $25,000 |
| **Maximum amount of Crowd Note** | $1,070,000 |
| **Minimum investment amount per investor** | $1,000 |
| **Offering deadline** | November 15, 2019 |
| **Use of proceeds** | See the description of the use of proceeds on page 14 hereof. |
| **Voting Rights** | See the description of the voting rights on pages 11, 12, 15, 19-20. |

## RISK FACTORS

*The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.*

**Risks Related to the Company's Business and Industry**

***Management has included a "going concern" note in the reviewed financials.*** Since inception, the Company has relied on raising capital to fund its operations and has incurred losses which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship services, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

***We have not prepared any audited financial statements.*** Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

***The Company is not current with its taxes or annual reporting requirements in Delaware, and as a result, it has forfeited its good standing status.*** Completing an Annual Report and being current with taxes are legal requirements under Delaware law. Additionally, loss of Good Standing could impact the Company's ability to do business, as the negative consequences potentially include: losing access to the courts, as a company that is not in good standing may not bring a lawsuit in that state until good standing is restored; tax leins; making it more difficult to secure capital or financing; losing naming rights; being subject to fines and penalties; or administrative dissolution or revocation. In additional to the above consequences, the lapse of good standing may also indicate poor corporate governance or legal oversight.

***The Company has a Financing Agreement in place for $300,000 which has priority over funds raised in this financing.*** In particular, the financing agreement provides that in consideration of $300,000 of immediate financing, Walid Abdul-Wahab (individually) agrees to pay a minimum of 10% profit by September 30, 2018. The agreement is personally guaranteed by Walid Abdul-Wahab. As a result, this could create a conflict of interest with Desert Farms, Inc. Additionally, if the Company or Walid is unable to repay the loan, it could materially impact the operations of the Company.

***The development and commercialization of our infant formula is highly competitive.*** While our business is diversified, a major initiative, infant formula, may take significant resources from the Company. We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

***As a food production company, all of our products must be compliant with regulations by the Food and Drug Administration (FDA).*** We must comply with various FDA rules and regulations, including those regarding product manufacturing, food safety, required testing and appropriate labeling of our products. It is possible that regulations by the FDA and its interpretation thereof may change over time. As such, there is a risk that our products could become non-compliant with the FDA's regulations and any such non-compliance could harm our business.

***Our products rely on independent certification that they are non-GMO, gluten-free or Paleo.*** We rely on independent certification of our non-GMO, gluten-free and Paleo products and must comply with the requirements of independent organizations or certification authorities in order to label our products as such. Currently, the FDA does not directly regulate the labeling of Paleo or non-GMO products as such. The FDA has defined the term "gluten-free" and we must comply with the FDA's definition if we include this label on our products. Our products could lose their non-GMO and gluten-free certifications if our raw material suppliers lose their product certifications for those specified claims. We could also lose our Paleo product certification if a contract manufacturing plant is found to be in violation of required manufacturing or cleaning processes. The loss of any of these independent certifications, including for reasons outside of our control, could harm our business.

***The Company does not currently hold any registered patents and they may not be able to obtain such intellectual property.*** Their ability to obtain protection for their intellectual property (whether through patent, trademark, copyright, or other IP right) is uncertain due to a number of factors, including that the Company may not have been the first to make the inventions. The Company has not conducted any formal analysis of the "prior art" in their technology, and the existence of any such prior art would bring the novelty of their technologies into question and could cause the pending patent applications to be rejected. Further, changes in U.S. and foreign intellectual property law may also impact their ability to successfully prosecute their IP applications. For example, the United States Congress and other foreign legislative bodies may amend their respective IP laws in a manner that makes obtaining IP more difficult or costly. Courts may also render decisions that alter the application of IP laws and detrimentally affect their ability to obtain such protection. Even if the Company is able to successfully register IP, this intellectual property may not provide meaningful protection or commercial advantage. Such IP may not be broad enough to prevent others from developing technologies that are similar or that achieve similar results to theirs. It is also possible that the intellectual property rights of others will bar the Company from licensing their technology and bar them or their customer licensees from exploiting any patents that issue from the pending applications. Finally, in addition to those who may claim priority, any patents that issue from the patent applications may also be challenged by competitors on the basis that they are otherwise invalid or unenforceable.

***The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.*** In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of his or her investment.

***We rely on other companies to provide camel milk for our products.*** We depend on these suppliers and subcontractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we supply of major ingredients for our products, or from whom we acquire such items, do not provide camel milk which meets required specifications and performs to our and our customers' expectations. Our suppliers may be less likely than us to be able to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two subcontractors or suppliers for camel milk.

***Some of the Company's products are still in development and the Company's business depends almost entirely on its successful development and commercialization.*** Despite encouraging early results, it has not been possible to fully evaluate or validate the product's efficacy, as some of the products (such as the Company's personalized formula subscription) are currently pre-launch. The Company may require additional development, testing, and potentially regulatory approval before it is able to commercialize its product effectively. This process may take time and delay the launch and commercialization of the product as well as the expenditure of substantial resources beyond the proceeds raised in this offering.

***In general, demand for our products and services is highly correlated with general economic conditions.*** A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

***We operate in virtually every part of the world and serve customers in more than 100 countries.*** In 2019, approximately 20% of our revenue was attributable to activities outside the U.S. Our operations are subject to the effects of global competition and geopolitical risks. They are also affected by local economic environments, including inflation, recession, currency volatility and actual or anticipated default on sovereign debt. Political changes, some of which may be disruptive, can interfere with our supply chain, our customers and all of our activities in a particular location. While some of these global economic and political risks can be hedged using derivatives or other financial instruments and some are insurable, such attempts to mitigate these risks are costly and not always successful, and our ability to engage in such mitigation may decrease or become even more costly as a result of more volatile market conditions.

***The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.*** In particular, the Company is dependent on Walid Abdul-Wahab who has been CEO of the Company from

2014 to the present. The Company has or intends to enter into employment agreements with Walid Abdul-Wahab although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Walid Abdul-Wahab or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

***The Company forecasts project aggressive growth in their financial model.*** If these assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

***The Company must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation.*** Consumer preferences for the Company's products change continually. Its success depends on its ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If the Company does not offer products that appeal to consumers, its sales and market share will decrease. It must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If the Company does not accurately predict which shifts in consumer preferences will be long-term, or if it fails to introduce new and improved products to satisfy those preferences, its sales could decline. In addition, because of its varied customer base, it must offer an array of products that satisfy the broad spectrum of consumer preferences. If the Company fails to expand its product offerings successfully across product categories, or if it does not rapidly develop products in faster growing and more profitable categories, demand for its products could decrease, which could materially and adversely affect its product sales, financial condition, and results of operations.

***The Company's cash position is relatively weak.*** The Company currently has only $4,969 in cash balances as of July 31, 2019. The Company believes that it is able to continue extracting cash from sales to extend its runway. The Company could be harmed if it is unable to meet its cash demands, and the Company may not be able to continue operations if they are not able to raise additional funds.

***The Company is currently subject to pending litigation.*** The Company currently has pending litigation, the results of which could harm the Company and its ability to operate. In particular, the Company was named as a Defendant with Rekani LLC, the plaintiff, relating to a default on an unpaid loan. The subject of litigation is a $218,000 debt, of which $185,000 has been repaid. The litigation was initiated as Desert Farms had not paid interest payments, which Desert Farms claims were usurious. According to Desert Farms, the litigation is currently in the process of being settled out of court, and the Company and Plaintiff have a mutual understanding to avoid legal costs. Further, the Company claims that the proceeds from this offering will not be used to pay down the debt. The defaulted loan is collateralized with the Company's future receiveables.

***Evolving tax, environmental, food quality and safety, or other regulations or failure to comply with existing licensing, labeling, trade, food quality and safety, and other regulations and laws could have a material adverse effect on the Company's consolidated financial condition.*** The Company's activities or products are subject to regulation by various federal, state, and local laws, regulations, and government agencies, including the U.S. Food and Drug Administration, U.S. Federal Trade Commission, the U.S. Departments of Agriculture, and Commerce and Labor. The manufacturing, marketing, and distribution of food products are subject to governmental regulation that control such matters as food quality and safety, ingredients, advertising, product or production requirements, labeling, relations with distributors and retailers, health and safety, the environment, and restrictions on the use of government programs to purchase certain of its products. The Company is also regulated with respect to matters such as licensing requirements, trade and pricing practices, tax, anti-corruption standards, advertising and claims, and environmental matters. The need to comply with new, evolving, or revised tax, environmental, food quality and safety, labeling, or other laws or regulations, or new, or changed interpretations or enforcement of existing laws or regulations, may have an adverse effect on the business and results of operations. Further, if the Company is found to be out of compliance with applicable laws and regulations in these areas, it could be subject to civil remedies, including fines, injunctions, termination of necessary licenses or permits, or recalls, as well as potential criminal sanctions, any of which could have an adverse effect on the business. Even if regulatory review does not result in these types of determinations, it could potentially create negative publicity or perceptions which could harm the business or reputation.

***The Company obtains its milk from single or limited sources, and are subject to significant supply and pricing risks.*** The Company's raw materials, including those that are available from multiple sources, are at times subject to industry-wide shortages and significant commodity pricing fluctuations. While the Company has entered into agreements for the supply of certain ingredients, there can be no assurance that they will be able to extend or renew these agreements on similar terms, or at all. A number of suppliers of ingredients may suffer from poor financial conditions, which can lead to business failure for the supplier or consolidation within a particular industry, further limiting the Company's ability to obtain sufficient quantities of ingredients. The follow-on effects from global economic conditions on their suppliers also could affect their ability to obtain ingredients. Therefore, the Company remains subject to significant risks of supply shortages and price increases. The continued availability of these ingredients at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of different ingredients.

**Risks Related to the Securities**
***The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.*** You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions under Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be effected. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

***We are selling convertible notes that will convert into shares or result in payment in limited circumstances.*** These notes only convert or result in payment in limited circumstances. If the Crowd Notes reach their maturity date, investors (by a decision of the Crowd Note holders holding a majority of the principal amount of the outstanding Crowd Notes) will either (a) receive payment equal to the total of their purchase price plus outstanding accrued interest, or (b) convert the Crowd Notes into shares of the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of Company's common stock. If there is a merger, buyout or other corporate transaction that occurs before a qualified equity financing, investors will receive a payment of the greater of their purchase price plus accrued unpaid interest or the amount of preferred shares they would have been able to purchase using the valuation cap. If there is a qualified equity financing (an initial public offering registered under the 1933 Act or a financing using preferred shares), the notes will convert into a yet to-be-determined class of preferred stock. If the notes convert because they have reached their maturity date, the notes will convert based on a $8,500,000 valuation cap. If the notes convert due to a qualified equity financing, the notes will convert at a discount of 10%, or based on a $8,500,000 valuation cap. This means that investors would be rewarded for taking on early risk compared to later investors. Outside investors at the time of conversion, if any, might value the Company at an amount well below the $8,500,000 valuation cap, so you should not view the $8,500,000 as being an indication of the Company's value.

***We have not assessed the tax implications of using the Crowd Note.*** The Crowd Note is a type of debt security. As such, there has been inconsistent treatment under state and federal tax law as to whether securities like the Crowd Note can be considered a debt of the Company, or the issuance of equity. Investors should consult their tax advisers.

***The Crowd Note contains dispute resolution provisions which limit your ability to bring class action lawsuits or seek remedy on a class basis.*** By purchasing a Crowd Note this Offering, you agree to be bound by the dispute resolution provisions found in Section 6 of the Crowd Note. Those provisions apply to claims regarding this Offering, the Crowd Notes and possibly the securities into which the Crowd Note are convertible. Under those provisions, disputes under the Crowd Note will be resolved in arbitration conducted in Delaware. Further, those provisions may limit your ability to bring class action lawsuits or similarly seek remedy on a class basis.

***You may have limited rights.*** The Company has not yet authorized preferred stock, and there is no way to know what voting rights those securities will have. In addition, as an investor in the Regulation CF offering you will be considered a Non-Major Investor (as defined below) under the terms of the notes offered, and therefore, you have more limited information rights.

***You will be bound by an investor proxy agreement which limits your voting rights.*** As a result of purchasing the notes, all Non-Major Investors (including all investors investing under Regulation CF) will be bound by an investor proxy agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes (or majority of the shares of the preferred equity the notes will convert into) held by Non-Major Investors vote to terminate the agreement.

***A majority of the Company is owned by a small number of owners.*** Prior to the Offering, the Company's current owners of 20% or more of the Company's outstanding voting securities beneficially own up to 100% of the Company's voting securities. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

## BUSINESS

### Description of the Business and Business Plan
Desert Farms is subscription-based baby formula and the cleanest alternative on the market.

### The Problem
Lab tests have confirmed that 80 percent of commercial infant formulas contain arsenic and too many other heavy metals. We still have 100-year-old brands that have not changed their formulas in over 30 years, and simply put these companies just don't appeal this generation anymore.

Current market formulas do not give ready-made immunity and are a far cry from being modeled after breast milk. Biochemical and physicochemical properties of cow milk to breast milk are very far apart  as well

### The Solution
Our unique formulas and health products address the needs of the entire human life cycle starting first with infants. We did this by creating a near-identical formula to breast milk using unique proteins from camel's milk.

By using predictive analysis based on historical data, the health of the mother and the delivery method of birth (i.e. vaginal, c-section, preterm) our algorithm will suggest the optimal blend of nutrients the baby needs thrive.

### Traction
The camel milk used in our formula has been backed by 500+ studies has been proven to be the closest milk to human breast milk with 3 years of beta testing. We also have exclusive priority to the majority of available and future camel milk production worldwide. We have shipped over 30,000 orders and made $5MM in revenue.

Our mission is to provide optimal nutrition for the first 1,000 days of a child's life and support mom's to easily transition back to workforce guilt-free.

### The Company's Products and/or Services

| Product / Service | Description | Current Market |
|---|---|---|
| Camel Milk | Milk from Camels | Individuals with milk allergies |

### Competition

The Company's primary competitors are dairy alternatives such as almond and coconut milk and infant formulas such as Honest Company, Baby Organics and Plum.

We compete most directly with other health conscious food and beverages marketed to families. We also compete with other manufacturers of functional beverages. General competition in the beverage industry includes products owned by multinational corporations with significant financial resources. These competitors can use their resources and scale to rapidly respond to competitive pressures and changes in consumer preferences by introducing new products, reducing prices or increasing promotional activities. Demonstrating the quality and value of our products are the critical factors for the success of our company.

**Supply Chain and Customer Base**

We have a limited number of suppliers for our camel milk products. We purchase all of our camel milk from two suppliers, with one supplier providing approximately 70% of our camel milk production last year. Due to this concentration of suppliers, the cancellation of our supply arrangements with any one of these suppliers could materially and adversely affect our business. We contract with all of our farmers and try to be their exclusive buyers when an agreement has been reached. As of 2019, approximately 70% of our camel milk products were produced in the US and 30% in the Middle East. As we scale we estimate to import more raw materials from the Middle East to push prices down and manufacture them in the USA.

The Company is dependent on the following suppliers:

| Supplier or Description | Service, input or raw material provided | Percent of such service, input or raw material from such supplier |
| :---: | :---: | :---: |
| Farmer (HumpBack Dairy) | Fresh camel milk | 70.0% |
| Manufacturers (KSA Dairy) | Camel milk powder | 30.0% |

Our customers include health-conscious consumers, mass merchandisers, grocery stores, membership club stores, drug stores, department stores, distributors, e-commerce and high-frequency stores.

**Litigation**

| Parties | Description | Damages | Status |
| :---: | :---: | :---: | :---: |
| Rakani LLC vs. Desert Farms | Dispute on an allegedly usurious loan with the Company as the borrower. | Remainder balance on the loan is approximately $150k | Pending hearing on December 2019 |
| FDA vs Desert Farms | Healing claims on our website written as a testimony from our customers | No damages but signed a Consent Decree with a 5 year cliff | Settled to remove all healing claims on our website |

**Intellectual Property**
*Trademarks*

| Application or Registration# | Goods / Services | Mark | File Date | Registration Date | Country |
|---|---|---|---|---|---|
| 4480452 | Class 29 | Desert Farms | February 13, 2013 | February 11, 2014 | USA |
| 5163335 | Class 29 | The Camel Company | September 2, 2017 | March 14, 2018 | USA |
| 5338654 | Class 005 | Mama's Milk | March 16, 2017 | January 1, 2018 | USA |

**USE OF PROCEEDS**

We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

*Offering Expenses*

The use of proceeds for expenses related to the Combined Offering is as follows:

- If the Company raises the Target Amount, it will use 47.50% of the proceeds, or $11,750, towards offering expenses;
- If the Company raises the Closing Amount, it will use 10.8% of the proceeds, or $32,500, towards offering expenses; and
- If the Company raises the Maximum Amount, it will use 8.4% of the proceeds, or $90,250, towards offering expenses

The proceeds remaining after meeting offering expenses will be used as follows:

| Use of Proceeds | % if Target Amount Raised | % if Closing Amount Raised | % if Maximum Amount Raised |
|---|---|---|---|
| Campaign marketing expenses or related reimbursement | 2.13% | 4.97% | 4.97% |
| Estimated Attorney Fees | 4.26% | 0.99% | 0.99% |
| Estimated Accountant/Auditor Fees | 4.26% | 0.99% | 0.99% |
| General Marketing | 42.55% | 34.37% | 34.37% |
| Research and Development | 21.28% | 4.97% | 4.97% |
| Manufacturing | 21.28% | 9.95% | 9.95% |
| Repayment of Debt | 0.00% | 34.81% | 34.81% |
| General Working Capital | 4.26% | 8.95% | 8.95% |

The above table of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions. We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

**DIRECTORS, OFFICERS, AND MANAGERS**

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

| Name | Positions and Offices Held at the Company | Principal Occupation and Employment Responsibilities for the Last Three (3) Years |
|---|---|---|
| Walid Abdul-Wahab | Director and CEO | **Director/CEO, Desert Farms Inc., 2014 - Present:** Hiring world class talent, working with universities on breakthrough bio-technologies. Fundraising and investments to ensure consistent growth. Overseeing full operations from farm to manufacturers. |

*Indemnification*
Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

*Employees*
The Company currently has 6 employees.

**CAPITALIZATION AND OWNERSHIP**
**Capitalization**

The Company has issued the following outstanding Securities:

| Type of security | Amount outstanding | Voting rights | How this security may limit, dilute, or qualify the Securities issues pursuant to this Offering | Percentage ownership of the Company by the holders of such securities prior to the Offering | Other material terms |
|---|---|---|---|---|---|
| Common Stock | 1,000 | Yes | See Below* | 100% | |
| SAFE | $50,000 face value ($9.9M valuation cap) | No | Upon a sale of priced preferred stock, the SAFE with convert, possibly diluting the total ownership of the Company Purchasers could have. | 0% | |

*Shares converted from the Securities will be subject to equity dilution if/when the Company participates in an equity financing round where investors are offered capital stock for cash or cash equivalents or if compensatory shares are offered to new or existing shareholders. In the majority of equity financing round scenarios, the incumbent owners' percent equity ownership decreases while the overall value of the total stake increases upon a pre-money valuation that increases the dollar value per share. If this occurs, Investors will be notified.

**Ownership**
A majority of the Company is owned by one person. That person is Walid Abdul-Wahab.

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

| Name | Number and type/class of security held | Percentage ownership |
|---|---|---|
| Walid Abdul-Wahab | Common Stock | 100% |

## FINANCIAL INFORMATION

**Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.**

### Operations
Our most recent financing was conducted in 2015. Following the Offering, we do not intend to raise capital again until 2020. We are currently focusing on developing our infant formula rather than generating profits. We are not certain when or if we will generate profits in the future, and intend to devote our resources to research and product development in the near future.

The Company does not expect to achieve profitability in the next 12 months and intends to focus on the following: 1) Developing the infant formula 2) Paying off Company debts 3) Marketing online.

### Liquidity and Capital Resources
The Offering proceeds are important to our operations. While not dependent on the Offering proceeds, the influx of capital will assist in the achievement of our next milestones and expedite the realization of our business plan, specifically the infant formula. Because we have already allocated the proceeds to a specific use dependent on the completion of this Offering, the proceeds will not have a material effect on our liquidity.

The Company does not have any additional sources of capital other than the proceeds from the Offering.

### Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future, except for settling the current lawsuit with Rakani LLC.

### Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

### Valuation
Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

*Liquidation Value* - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of

16

rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

*Book Value* - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

*Earnings Approach* - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

**Previous Offerings of Securities**
We have made the following issuances of securities within the last three years:

| Previous Offering | Date of Previous Offering | Offering Exemption Relied Upon | Type of Securities Offered | Amount of Securities Sold | Use of Proceeds of the Previous Offering |
|---|---|---|---|---|---|
| Seed | 5/29/2016 | Regulation D, 506(c) | SAFE (Convertible Securities) | $50,000 face value ($9.9M valuation cap) | SG&A |

**THE OFFERING AND THE SECURITIES**
**The Securities Offered in this Offering**

The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Crowd Notes.

The Crowd Notes sold in this Offering will convert in the following circumstances:

- If a "corporate transaction" (such as the sale of the Company) occurs prior to a "qualified equity financing" (which is a preferred stock financing raising of not less than $1,000,000).
- Once a "qualified equity financing" occurs, the notes thereafter will automatically convert into the shares of preferred stock sold in the qualified equity financing.
- If the maturity date is reached, the note holders will have the option, by decision of the majority outstanding note holders, to convert into the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of the Company's common stock.

The price at which the Crowd Notes sold in this Offering will convert will be:

- At a discount of 10% to the price in the qualified equity financing, subject to a $8,500,000 valuation cap, if the conversion takes place after the qualified equity financing;
- If conversion takes place prior to a qualified equity financing due to a corporate transaction, the greater of the outstanding principal of the Crowd Notes plus accrued unpaid interest, or the amount of stock the Crowd Notes would convert into under the valuation cap; or

- If conversion takes place prior to a qualified equity financing because the maturity date has been reached, subject to a $8,500,000 valuation cap.

Until the earlier of the qualified equity financing or the corporate transaction, the Crowd Notes accrue an annual interest rate of 3%, compounded quarterly.

The securities into which the Crowd Notes in this Offering will convert will have more limited voting and information rights than those to be issued to Major Investors on conversion.

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000.

Additionally, we have set a minimum Closing Amount of $300,000 between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before the Offering may close.

The minimum investment in this Offering is $1,000. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200. Investments of $20,000 or greater will only be accepted through the Regulation D offering.

All Non-Major Investors of Crowd Notes will be bound by an investor proxy agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes (or majority of the shares of the preferred equity the notes will convert into) held by Non-Major Investors vote to terminate the agreement.

**Securities Sold Pursuant to Regulation D**
The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the 1933 Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

The Crowd Notes in the Regulation D offering convert under similar terms to the Crowd Notes in this offering. However, investors who invest $50,000 or greater will be considered "Major Investors" under the Crowd Note. Major Investors will be entitled to greater information rights than Non-Major Investors in the Combined Offerings. In the future, Major Investors may also be entitled to greater voting rights than their non-major counterparts.

**Classes of Securities of the Company**

***Common Stock***
*Dividend Rights*
Yes

*Voting Rights*
Yes

*Right to Receive Liquidation Distributions*
Yes, junior to any issued preferred stock.

*Rights and Preferences*
None

***Preferred Stock***
None

**Dilution**
Even once the Crowd Note convert into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

**Tax Matters**

**EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.**

**Restrictions on Transfer**
Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D promulgated under the 1933 Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

**Other Material Terms**
The Company does not have the right to repurchase the Securities. The Securities do not have a stated return or liquidation preference.

**Related Person Transactions**

From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:
The Company has loaned funds to its key executive. This amount has flexible terms and is a related party transaction. The Company has recorded this as a non-current asset as the Company fully expects repayment.

**Conflicts of Interest**
The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: None.

**OTHER INFORMATION**

**Bad Actor Disclosure**
None

**SEEDINVEST INVESTMENT PROCESS**

*Making an Investment in the Company*

**How does investing work?**
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your Crowd Note. At that point, you will be an investor in the Company.

**SeedInvest Regulation CF rules regarding the investment process:**
- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;
- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

**What will I need to complete my investment?**
To make an investment you will need the following information readily available:
1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

**What is the difference between preferred equity and a convertible note?**

Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

**How much can I invest?**
An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:
- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both equal to or greater than $107,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $107,000. Separately, the Company has set a minimum investment amount.

**How can I (or the Company) cancel my investment?**
For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

*After My Investment*

**What is my ongoing relationship with the Company?**
You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

**How do I keep track of this investment?**
You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the Company about its business.

**Can I get rid of my Securities after buying them?**

Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:
1. To the Company that sold the Securities
2. To an accredited investor
3. As part of an Offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

## SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Walid Abdul-Wahab
_____
(Signature)

Walid Abdul-Wahab
_____
(Name)

principal executive officer, principal financial officer, principal accounting officer and director
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Walid Abdul-Wahab
_____
(Signature)

Walid Abdul-Wahab
_____
(Name)

principal executive officer, principal financial officer, principal accounting officer and director
_____
(Title)

9/3/19
_____
(Date)

*Instructions.*

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.
2. The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

**EXHIBIT B**
*Financials*

# Desert Farms, Inc.

Unaudited Financial Statements for the Years

Ended December 31, 2018 and 2017



**INDEPENDENT ACCOUNTANT'S REVIEW REPORT**

June 17, 2019

To:     Board of Directors, Desert Farms, Inc.
        Attn: Walid Abdul-Wahab

Re:     2018-2017 Financial Statement Review
        Desert Farms, Inc.

We have reviewed the accompanying financial statements of Desert Farms, Inc. (the "Company"), which comprise the balance sheet(s) as of December 31, 2018 and 2017, and the related statements of income, members' equity and cash flows for the calendar years thus ending, and the related notes to the financial statements.

A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

**Management's Responsibility for the Financial Statements**

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

**Accountant's Responsibility**

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

**Accountant's Conclusion**

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

**Going Concern**

As discussed in the Notes and Additional Disclosures, certain conditions indicate the Company may be unable to continue as a going concern.  The accompanying financial statements do not include any adjustments which might be necessary should the Company be unable to continue as a going concern.  Our conclusion is not modified with respect to that matter.

Sincerely,

 IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, CO

## DESERT FARMS, INC.
## BALANCE SHEET
### As of December 31, 2018 and 2017
### See Accountant's Review Report and accompanying Notes to the Financial Statements
### (Unaudited)

| ASSETS | 2018 | 2017 |
|---|---|---|
| Current Assets: | | |
| Cash and cash equivalents | $ 4,041 ✓ | $ 0 |
| Total Current Assets | 4,041 | 0 |
| | | |
| Property and equipment, net | 0 | 0 |
| Due from founder | 37,717 ✓ | 103,125 ✓ |
| Intangible assets | 136,869 ✓ | 140,623 ✓ |
| TOTAL ASSETS | $ 178,627 ✓ | $ 243,749 |

**LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)**

| | 2018 | 2017 |
|---|---|---|
| Liabilities: | | |
| Current Liabilities: | | |
| Accounts payable | $ 15,918 ✓ | $ 53,306 |
| Other current liabilities | 100,128 ✓ | 197,555 ✓ |
| Total Current Liabilities | 116,046 ✓ | 250,861 |
| | | |
| Non-current Liabilities: | | |
| Notes payable | 550,811 ✓ | 598,085 ✓ |
| TOTAL LIABILITIES | 666,857 ✓ | 848,946 |
| | | |
| Stockholders' Equity (Deficit): | | |
| Common stock | 95,000 ✓ | 95,000 ✓ |
| Accumulated deficit | (583,232) ✓ | (700,197) |
| Total Stockholders' Equity (Deficit) | (488,230) ✓ | (605,197) |
| | | |
| TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY | $ 178,627 ✓ | $ 243,749 |


**DESERT FARMS, INC.**

**STATEMENT OF OPERATIONS**

**For the Years Ended December 31, 2018 and 2017**

**See Accountant's Review Report and accompanying Notes to the Financial Statements**
**(Unaudited)**


|  | 2018 | 2017 |
|---|---|---|
| Revenues | $ 964,245 ✓ | $ 1,080,251 ✓ |
| Less: Cost of Revenues | 489,936 ✓ | 766,891 ✓ |
| Gross profit | 474,309 ✓ | 313,361 ✓ |
|  |  |  |
| Operating Expenses: |  |  |
| Marketing expense | 72,949 ✓ | 185,489 ✓ |
| Selling, general and administrative expense | 242,478 ✓ | 328,433 ✓ |
| Total Operating Expenses | 315,427 | 513,922 |
|  |  |  |
| Interest expense | 42,664 ✓ | 49,624 ✓ |
| Amortization | 6,754 ✓ | 6,754 ✓ |
|  |  |  |
| Net Income (Loss) | $ 109,464 ✓ | $ (256,939) ✓ |

**DESERT FARMS, INC.**
**STATEMENT OF STOCKHOLDERS' EQUITY**
**For the Years Ended December 31, 2018 and 2017**
**See Accountant's Review Report and accompanying Notes to the Financial Statements**
**(Unaudited)**

|  | Common Stock Amount | Accumulated Deficit | Total |
|---|---|---|---|
| Balance as of January 1, 2017 | $ 95,000 | $ (443,258) | $ (348,258) |
| Net (Loss) | 0 | (256,939) | (256,939 |
| Balance as of December 31, 2017 | 95,000 | (700,197) | (605,197) |
| Net Income | 0 | 109,464 | 109,464 |
| Retained Earnings adjustment (prior period) | | 7,503 | 7,503 |
| Balance as of December 31, 2018 | $ 95,000 | $ (583,232) | $ (488,230) |

# DESERT FARMS, INC.
## STATEMENT OF CASH FLOWS
### For the Years Ended December 31, 2018 and 2017
### See Accountant's Review Report and accompanying Notes to the Financial Statements
### (Unaudited)

| | 2018 | 2017 |
|---|---|---|
| **Cash Flows From Operating Activities** | | |
| Net Income (Loss) | $ 109,464 ✓ | $ (256,939) |
| Adjustments to reconcile net loss to net cash used in operating activities: | | |
| Depreciation and amortization | 6,754 ✓ | 6,754 |
| Changes in operating assets and liabilities: | | |
| Increase (decrease) in current liabilities | (134,813) | (159,849) |
| Net Cash Used In Operating Activities | (18,595) | (410,034) |
| | | |
| **Cash Flows From Investing Activities** | | |
| Acquisition of intangible assets | (3,000) | (53,842) |
| | (3,000) ✓ | (53,842) |
| | | |
| **Cash Flows From Financing Activities** | | |
| Amounts (loaned)/repaid to shareholder | 65,408 | 46,234 |
| Repayment of mortgage notes | 0 | (260,535) |
| Issuance/(repayment) of notes payment | (39,772) ✓ | 662,872 |
| Net Cash Provided By Financing Activities | 25,636 | 448,571 |
| | | |
| Net Change In Cash and Cash Equivalents | 4,041 | (15,305) |
| | | |
| Cash and Cash Equivalents at Beginning of Period | 0 | 15,305 ✓ |
| Cash and Cash Equivalents at End of Period | $ 4,041 ✓ | $ 0 |
| | | |
| **Supplemental Disclosure of Cash Flow Information** | | |
| Cash paid for interest | 42,664 | 49,624 |

**DESERT FARMS, INC.**
**NOTES TO FINANCIAL STATEMENTS**
**AS OF DECEMBER 31, 2018**
**See Accountant's Review Report**
**(unaudited)**

## NOTE 1 - NATURE OF OPERATIONS

Desert Farms, Inc. (which may be referred to as the "Company," "we," "us," or "our") retailer of edible and consumable products derived from camels. The Company primarily delivers its products through e-commerce channels and procures inventory from third-party vendors.

Since Inception, the Company has relied on raising capital to fund its operations. As of December 31, 2018, the Company had negative capital and will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding from issuance of a crowdfunding campaign (see Note 6), and funds from revenue producing activities. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

The Company incorporated on March 2013 in the State of California. The Company is headquartered in southern California.

## NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

*Basis of Presentation*
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP").

*Use of Estimates*
The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates. It is reasonably possible that changes in estimates will occur in the near term.

*Risks and Uncertainties*
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations. As of December 31, 2018, the Company was operating as a going concern. See Note 1 and Note 5 for additional information.

*Cash and Cash Equivalents*
The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2018, and 2017, the Company had $4,041 and $0, respectively.

*Receivables and Credit Policy*
Trade receivables from customers are uncollateralized customer obligations due under normal trade terms, primarily requiring payment before services are rendered. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, by policy, routinely assesses the financial strength of its customer. As a result, the Company believes that its accounts receivable credit risk exposure is limited, and it has not experienced significant write-downs in its accounts receivable balances. As of December 31, 2018, and 2017, the Company had no of outstanding accounts receivable.

*Fair Value Measurements*
The Company has determined the fair value of certain assets and liabilities in accordance with United States generally accepted accounting principles ("GAAP"), which provides a framework for measuring fair value.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques should maximize the use of observable inputs and minimize the use of unobservable inputs.

A fair value hierarchy has been established, which prioritizes the valuation inputs into three broad levels. Level 1 inputs consist of quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the related asset or liability. Level 3 inputs are unobservable inputs related to the asset or liability.

*Income Taxes*
There is no income tax provision for the Company for the period from Inception through December 31, 2018 as the Company had no cumulative taxable income.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2017, the unrecognized tax benefits accrual was zero.

All tax returns have been filed and remain subject to examination for a period of 3 years from the date they were filed.

*Revenue Recognition*
The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

*Advertising Expenses*
The Company expenses advertising costs as they are incurred.

*Organizational Costs*
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

*Concentration of Credit Risk*
The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

*Recent Accounting Pronouncements*
In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers". Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard for nonpublic entities will be effective after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

In February 2016, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our balance sheet.

## NOTE 3 – INCOME TAX PROVISION

The Company has filed its income tax return for the years ended December 31, 2018 and 2017.  The returns will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.  The Company incurred a cumulative loss during the period from Inception through December 31, 2018.  See Note 2 for additional information on income tax matters and accounting policy.

## NOTE 4 – COMMITMENTS AND CONTINGENCIES

*Legal Matters*
Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its member.

## NOTE 5 – LOANS AND ADVANCES

The Company has borrowed approximately $600,000 in funds from strategic lenders including accrued but unpaid interest.  The notes have flexible terms and repayment plans wherein the Company must pay between 10-15 percent of gross revenues to the lenders until they have received a total sum of repayment equal to 10-15 percent above what was loaned to the Company.  The Company records these as non-current liabilities and reduces the principal of the loans by the principal paid during the year.

The Company has also received advances from commercial lenders and working capital partners totally approximately $100,000 that are required repayment throughout the year and are recorded as current liabilities.

The Company has loaned funds to its key executive.  This amount has flexible terms and is a related party transaction.  The Company has recorded this as a non-current asset as the Company fully expects repayment.

## NOTE 6 – GOING CONCERN

These financial statements are prepared on a going concern basis.  The Company began operation in 2016 and incurred a loss for the period from Inception through December 31, 2018.  The Company's ability to continue is dependent upon management's plan to raise additional funds (see Note 6), capital contributions from the founder and the ability to achieve profitable operations, if any.  The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

## NOTE 7 – SUBSEQUENT EVENTS

*Anticipated Crowdfunded Offering*
The Company is offering (the "Crowdfunded Offering") securities for up to $1,070,000.  The Crowdfunded Offering is being made through OpenDeal Portal LLC. (the "Intermediary" aka "Republic" or "Republic.co").  The Intermediary will be entitled to receive a six percent commission fee and two percent of the securities issued in this offering.

*Management's Evaluation*
Management has evaluated subsequent events through June 17, 2019, the date the financial statements were available to be issued.  Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

**EXHIBIT C**
*PDF of SI Website*


DESERT FARMS
E-commerce + Subscriptions
The Future of Infant Nutrition & Allergy Prevention
Personalized & Affordable Baby Formulas
DESERTFARMS.COM


DESERT FARMS
The Overview
DF is a subscription-based baby formula and the cleanest on the market.
We created a near-identical formula to breastmilk by using unique proteins from Camel's Milk.
Our mission is to provide optimal nutrition for the first 1,000 days of a child's life and supporting mom's to easily transition back to the workforce guilt free.
Backed by 400+ studies our camel milk has been proven to be closest to mothers breast milk with 3 years of beta testing. We have exclusive rights to the majority of available and future camel milk production worldwide.
Our CAC is $50, LTV is $350, GM is 50%. Our market size is at $20bn with a 10.4% CAGR
Endorsed by the biggest health & wellness influencers
WSJ
HUFFPOST
goop
wp

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Personalized & affordable baby formulas

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**$1,000** Minimum

**Crowd Note** Security Type

INVEST

**Purchased securities are not currently tradeable.** Expect to hold your investment until the company lists on a national exchange or is acquired.

Desert Farms is offering securities under both Regulation D and Regulation CF through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to None% of the value of the securities sold and equity compensation equal to None% of the number of securities sold. Investments made under both Regulation D and Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, the contents of the Highlights, Term Sheet sections have been prepared by SI Securities and shall be deemed broker-dealer communications subject to FINRA Rule 2210 (the "Excluded Sections"). With the exception of the Excluded Sections noted above, this profile contains offering materials prepared solely by Desert Farms without the assistance of SI Securities, and not subject to FINRA Rule 2210 (the "Issuer Profile"). The Issuer Profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures in the offering's draft. The contents of this profile are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

## Company Highlights

- Company earned $5MM+ in lifetime revenue since 2015 and achieved profitability in 2018 (unaudited)
- Over 30,000 orders delivered to 15,000+ unique customers, with 57% of current revenue from returning customers
- Targeting the 3.78 million babies born each year in the U.S. & addressing the $20B global infant formula market
- USDA permit to import camel milk powder from internationally FDA inspected facilities to meet growing demand

## Fundraise Highlights

- Raise Description: Seed
- Minimum Investment: US $1,000 per investor
- Security Type: Crowd Note
- Target Minimum Raise Amount: US $300,000
- Offering Type: Side by Side Offering

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Desert Farms has developed a near-identical formula to human breast milk. Our novel technology can predict nutritional deficiencies in each infant and deliver a personalized formula based on the health of the mother and baby. We did this by using predictive analysis combined with unique proteins found in camels milk

Desert Farms is subscription-based baby formula and the cleanest alternative on the market.

### The Problem

Lab tests have confirmed that 80 percent of commercial infant formulas contain arsenic and too many other heavy metals. We still have 100-year-old brands that have not changed their formulas in over 30 years, and simply put these companies just don't appeal this generation anymore.

Current market formulas do not give ready-made immunity and are a far cry from being modeled after breast milk. Biochemical and physicochemical properties of cow milk to breast milk are very far apart as well

### The Solution

Our unique formulas and health products address the needs of the entire human life cycle starting first with infants. We did this by creating a near-identical formula to breast milk using unique proteins from camel's milk.

By using predictive analysis based on historical data, the health of the mother and the delivery method of birth (i.e. vaginal, c-section, preterm) our algorithm will suggest the optimal blend of nutrients the baby needs thrive.

### Traction:

The camel milk used in our formula has been **backed by 500+ studies** has been proven to be the closest milk to human breast milk with 3 years of beta testing. We also have exclusive priority to the majority of available and future camel milk production worldwide. We have shipped over 30,000 orders and made $5MM in revenue.

Our mission is to provide optimal nutrition for the first 1,000 days of a child's life and support mom's to easily transition back to workforce guilt-free.

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# Desert Farms

## Media Mentions

04:37

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Harvard Business Review | NOWNESS | Men'sHealth

TIME | COSMOPOLITAN | wamda

## The Team

### Founders and Officers



**Walid Abdul-Wahab**

FOUNDER

Founder & CEO

Walid believes that every baby deserves the best possible nutrients. As a single father of two, he was disappointed in the lack of transparency and quality of ingredients found in the infant formula industry. Current products on the market are a far cry from being modeled after breast milk and trigger preventable allergies that have a long-term effect on a child. So, he founded Desert Farms (not Dessert) to cater to the unique needs of each baby without access to breast milk. Prior to Desert Farms, Walid worked in Venture Capital for 3 years and was responsible for sourcing deals and due diligence. He also has 7 years of experience in e-commerce and as a digital marketer. Walid studied finance at The University of Southern California's Marshall School of Business.

### Key Team Members



**Danny Jeffers**

Marketing and Design

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**Jackie Rey**

Sales and Affiliate Manager



**Becky Herman**

Community Manager



**Michelle Brawner**

Customer Service



**Benjamin Teal**

Developer

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## Notable Advisors & Investors

**AlMubader Capital**

ALMUBADER ENTERPRISES

**Bobby Chang**

Investor, Founder of Incase



**Evan Demarco**

Advisor, Formulator



**Dr. Aristo Vojdani**

Advisor, PhD, MSc, CLS in the fields of microbiology and clinical immunology



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**Dr. Kaayla Daniels**

Advisor, PhD, CCN in Nutritional Sciences and Anti-aging



**Dr. Afrouz Demehri**

Advisor, NMD, IFMCP in Naturopathic Medical Doctor and Medical Director



**Dr. Megan Rene Sanctuary**

Advisor, Phd, Researcher on decoding breast milk & personalizing protein nourishment

Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. If you plan on investing less than US $20,000.00, you will automatically invest under the Regulation CF offering type. If you invest more than US $20,000.00, you must be an accredited investor and invest under the Regulation D offering type.

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## Fundraising Description

| | |
|---|---|
| Round type: | Seed |
| Minimum investment: | US $1,000 |
| Target Minimum: | US $300,000 |

## Key Terms

| | |
|---|---|
| Security Type: | Crowd Note |

## Additional Terms

| | |
|---|---|
| Closing conditions: | While Desert Farms has set an overall target minimum of US $300,000 for the round, Desert Farms must raise at least US $25,000 of that amount through the Regulation CF portion of their raise before being able to conduct a close on any investments below $20,000. For further information please refer to Desert Farms's Form C. |
| Transfer restrictions: | Securities issued through Regulation CF have a one year restriction on transfer from the date of purchase (except to certain qualified parties as specified under Section 4(a)(6) of the Securities Act of 1933), after which they become freely transferable. While securities issued through Regulation D are similarly considered "restricted securities" and investors must hold their securities indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available. |

## Use of Proceeds

If Minimum Amount Is Raised



Customer Acquisition
Powder Inventory
Product Development & Manufacturing
R&D + First Batch

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If Maximum Amount Is Raised



- Customer Acquisition
- Powder Inventory
- Product Development & Manufacturing
- R&D + First Batch
- Tradeshows

## Investor Perks

**All Investors will receive the below four perks plus their investment tier perks:**

- Complimentary 4-bottle sample pack of our camel milk product ($60 retail value)

- Year-round 25% on all purchases

- Friends and Family discount: $20 additional Desert Farms referral credits

- Early access to camel rides and events

**Investment between $1,500 - $2,999**

- $150 in Desert Farms Credits

- **First 100 Investors**: An additional $100 in Desert Farms Credits for a total of $250

**Investment between $3,000 - $9,999**

- $400 in Desert Farms Credits

- **First 100 Investors**: An additional 6-bottle pack of our flagship product ($120 retail value) as well as an additional $200 in Desert Farms Credits for a total of $600 (that is 6 months worth of camel milk!*)

**Investment between $10,000 - $24,999**

- $1,000 in Desert Farms Credits (1 year worth of camel milk!*)

- 12-bottle pack of our camel milk product ($220 retail value)

- 6 Exclusive camel milk powder pouches ($420 retail value)

**Investment between $25,000 - $99,999**

- $1,800 in Desert Farms Credits (2 years worth of camel milk!*)

- 12-bottle pack of our camel milk product ($220 retail value)

- 6 Exclusive camel milk powder pouches ($420 retail value)

- Exclusive meet-the-winemaker dinner (up to $750 of travel expenses covered)

- Annual meeting with the founders and executive team

**Investment of $100,000 and above**

- $1,800 in Desert Farms Credits (3 years worth of camel milk!*)

- 12-bottle pack of our camel milk product ($220 retail value)

- 6 Exclusive camel milk powder pouches ($420 retail value)

- All-Inclusive multi-day camel farm experience in Miller, Missouri (All expenses covered)

- Annual meeting with the founders and executive team

*Assumes an average camel milk order of $50 per month

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It is advised that you consult a tax professional to fully understand any potential tax implications of receiving investor perks before making an investment.

## Prior Rounds

The graph below illustrates the valuation cap or the pre-money valuation of Desert Farms's prior rounds by year.

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This chart does not represent guarantees of future valuation growth and/or declines.

### Pre-Seed

| | |
|---|---|
| Round Size | US $50,000 |
| Closed Date | Jun 23, 2017 |
| Security Type | Preferred Equity |

### Seed

| | |
|---|---|
| Round Size | US $25,000 |
| Closed Date | Jun 20, 2019 |
| Security Type | Preferred Equity |

## Market Landscape

**The infant formula market is worth $20B**

In the next year, 4MM babies will be born to parents between the ages of 15 and 36. That's 4 million potential new customers every year. In the US alone there are 17 million millennial moms.

We are riding two waves of disruptive trends. That is Millennial Parenthood + Personalized Nutrition

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**The stage is set for a lucrative e-commerce vertical**

90% of infant formula brands are still sold in retail, with very little data on customer feedback, brands have had a challenge to truly understand what the customer really wants for their infants. Which explains why there has been ZERO innovation in this industry over the last 30 years.

## Risks and Disclosures

**Start-up investing is risky.** Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

**Your shares are not easily transferable.** You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

**The Company may not pay dividends for the foreseeable future.** Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

**Valuation and capitalization.** Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

**You may only receive limited disclosure.** While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

**Investment in personnel.** An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

**Possibility of fraud.** In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

**Lack of professional guidance.** Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.

**Representatives of SI Securities, LLC are affiliated with SI Advisors, LLC ("SI Advisors")** Representatives of SI Securities, LLC are affiliated with SI Advisors, LLC ("SI Advisors"). SI Advisors is an exempt investment advisor that acts as the General Partner of SI Selections Fund I, L.P. ("SI Selections Fund"). SI Selections Fund is an early stage venture capital fund owned by third-party investors. From time to time, SI Selections Fund may invest in offerings made available on the SeedInvest platform, including this offering. Investments made by SI Selections Fund may be counted towards the total funds raised necessary to reach the minimum funding target as disclosed in the applicable offering materials.

## Data Room

## Join the Conversation

Be the first to post a comment or question about .

For compliance purposes, founders conducting Reg CF offerings are prohibited from posting contact information on their Discussion Boards. Posts including e-mail addresses or phone numbers will be removed immediately. If you would like to connect with an investor directly please notify your dedicated campaign manager on SeedInvest's Venture Growth team.

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## Frequently Asked Questions

PROFILE MENU

About Side by Side Offerings

Highlights
Overview
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SeedInvest

**What is Side by Side?**

A Side by Side offering refers to a deal that is raising capital under two offering types. This Side by Side offering is raising under Regulation CF and Rule 506(c) of Regulation D.

**What is a Form C?**

The Form C is a document the company must file with the Securities and Exchange Commission ("SEC") which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.

Before making any investment decision, it is highly recommended that prospective investors review the Form C filed with the SEC (included in the company's profile) before making any investment decision.

**What is Rule 506(c) under Regulation D?**

Rule 506(c) under Regulation D is a type of offering with no limits on how much a company may raise. The company may generally solicit their offering, but the company must verify each investor's status as an accredited investor prior to closing and accepting funds. To learn more about Rule 506(c) under Regulation D and other offering types check out our blog and academy.

**What is Reg CF?**

Title III of the JOBS Act outlines Reg CF, a type of offering allowing private companies to raise up to $1 million from all Americans. Prior capital raising options limited private companies to raising money only from accredited investors, historically the wealthiest ~2% of Americans. Like a Kickstarter campaign, Reg CF allows companies to raise funds online from their early adopters and the crowd. However, instead of providing investors a reward such as a t-shirt or a card, investors receive securities, typically equity, in the startups they back. To learn more about Reg CF and other offering types check out our blog and academy.

## Making an Investment in Desert Farms

**How does investing work?**

When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by Desert Farms. Once Desert Farms accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to Desert Farms in exchange for your securities. At that point, you will be a proud owner in Desert Farms.

**What will I need to complete my investment?**

To make an investment, you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or passport
5. ABA bank routing number and checking account number (typically found on a personal check or bank statement)

If you are investing under Rule 506(c) of Regulation D, your status as an Accredited Investor will also need to be verified and you will be asked to provide documentation supporting your income, net worth, revenue, or net assets or a letter from a qualified advisor such as a Registered Investment Advisor, Registered Broker Dealer, Lawyer, or CPA.

**How much can I invest?**

An investor is limited in the amount that he or she may invest in a Reg CF offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000.

Separately, Desert Farms has set a minimum investment amount of US $1,000.
Accredited investors investing $20,000 or over do not have investment limits.

## After My Investment

**What is my ongoing relationship with the Issuer?**

You are a partial owner of the company, you do own securities after all! But more importantly, companies which have raised money via Regulation CF must file information with the SEC and post it on their websites on an annual basis. Receiving regular company updates is important to keep shareholders educated and informed about the progress of the company and their investment. This annual report includes information similar to a company's initial Reg CF filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.
In certain circumstances a company may terminate its ongoing reporting requirement if:

1. The company becomes a fully-reporting registrant with the SEC
2. The company has filed at least one annual report, but has no more than 300 shareholders of record
3. The company has filed at least three annual reports, and has no more than $10 million in assets
4. The company or another party purchases or repurchases all the securities sold in reliance on Section 4(a)(6)
5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirement per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

**How can I sell my securities in the future?**

Currently there is no market or liquidity for these securities. Right now Desert Farms does not plan to list these securities on a national exchange or another secondary market. At some point Desert Farms may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when Desert Farms either lists their securities on an exchange, is acquired, or goes bankrupt.

**How do I keep track of this investment?**

You can return to SeedInvest at any time to view your portfolio of investments and obtain a summary statement. If invested under Regulation CF you may also receive periodic updates from the company about their business, in addition to monthly account statements.

## Other General Questions

**What is this page about?**

This is Desert Farms's fundraising profile page, where you can find information that may be helpful for you to make an investment decision in their company. The information on this page includes the company overview, team bios, and the risks and disclosures related to this investment opportunity. If the company runs a side by side offering that includes an offering under Regulation CF, you may also find a copy of the Desert Farms's Form C. The Form C includes important details about Desert Farms's fundraise that you should review before investing.

PROFILE MENU

Highlights

Overview

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Term Sheet

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**How can I (or the company) cancel my investment under Regulation CF?**

For offerings made under Regulation CF, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not canceled your investment, you will receive an email notifying you that your securities have been issued. If you have already funded your investment, your funds will be promptly refunded to you upon cancellation. To cancel your investment, you may go to your account's portfolio page by clicking your profile icon in the top right corner.

**What if I change my mind about investing?**

If you invest under any other offering type, you may cancel your investment at any time, for any reason until a closing occurs. You will receive an email when the closing occurs and your securities have been issued. If you have already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To cancel your investment, please go to your account's portfolio page by clicking your profile icon in the top right corner.

PROFILE MENU

**EXHIBIT D**
*Investor Deck*

# DESERT FARMS

## E-commerce + Subscriptions

The Future of Infant Nutrition & Allergy Prevention

Personalized & Affordable Baby Formulas



Certified
B Corporation

This presentation contains offering materials prepared solely by Desert Farms, Inc. without the assistance of SI Securities, and not subject to FINRA Rule 2210. In addition, this presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

# Mass Market Infant Formulas Are Outdated

WHO STILL BUYS THIS

# 100-year-old brands with a 30-year old formula

Don’t appeal to this generation. Makes up 90% of US sales


Enfamil
Infant Formula
DHA & Choline to help support brain development
Infant
Gentle Nutrition for Infants 0-12 Months
NET WT 12.5 OZ (354 g)

## Enfamil

Confusing offerings


Gerber
GOOD START.
Gentle
FOR TINY TUMMIES
COMFORT PROTEINS
NON GMO

## Gerber

Lack of trust


NO ARTIFICIAL GROWTH HORMONES
Abbott
Similac
ADVANCE
Complete Nutrition For Your Baby's First Year
OptiGRO
POWDER MILK-BASED
DHA
LUTEIN
VITAMIN E
Infant Formula with Iron

## Similac

Poor quality ingredients

IT'S ALL THE SAME SHIT

# Same manufacturer, same packaging, same formula, still no innovation

High valuations and High exits for doing the same damn thing



SAFE & COMPLETE NUTRITION
THE HONEST CO.
ORGANIC
PREMIUM FORMULA
INFANT FORMULA WITH IRON
milk-based powder
USDA ORGANIC
NET WT 23.2 OZ (1.45 LB) 658g


## Honest

Not modeled after breastmilk



MODELED AFTER BREAST MILK
Plum organics
PREMIUM
0-12 MONTHS
Complete nutrition for baby's first year
Easy on baby's tummy
No corn syrup solids added
DHA & ARA
ORGANIC
INFANT FORMULA WITH IRON
MILK-BASED POWDER
NON GMO
USDA ORGANIC
NET WT 21 OZ (1.31 LB) 595g


## Plum Organics

Soy & corn based ingredients



MODELED AFTER BREAST MILK
SCOOP HANDLE slides into corner
USDA ORGANIC
NON GMO
ORGANICS
HappyBABY
Organic
MILK BASED POWDER
INFANT FORMULA WITH IRON
2 STAGE
6-12 months
NUTRIENTS
PREBIOTICS
BREAST MILK
FORMULATED
ORGANIC


## HappyBaby

Hard to digest & allergenic proteins

# Our Homemade Formula

## Proven with 3 years of research, customer feedback & consulting with leading immunologist







DESERT FARMS
KEFIR
RAW
PASTEURIZED
CAMEL MILK
PRODUCT OF USA

make everyday a hump day
DESERT FARMS
CAMEL MILK
powder
FREEZE DRIED
200g

DESERT FARMS
RAW
CAMEL MILK

**1.5k+** On site Reviews ★★★★★





**4.5** amazon Average Amazon Review ★★★★½

PALEO APPROVED

THIS PRODUCT IS KETO CERTIFIED KETOSTANDARD.COM





Certified GF™ Gluten-Free

LAB - TESTED NOGRAIN.ORG GRAIN FREE GLUTEN FREE

*"Colostrum-like" properties, Desert Farm's camel milk is the one of most biologically active dairy with several powerful immune building molecules such as lactoferrins, immunoglobulins, anti-oxidants, vitamins and bio-identical igF-1"*



**Dave Asprey**
NYT Best selling author & Biohacker
bulletproof.com

*"Camel milk has some interesting properties that may be of use in helping people with weak immunity."*



**Izabella Wentz, PharmD, FASCP**
Thyroid expert and researcher
thyroidpharmacist.com



# DESERT FARMS

## Hi, Layla

Comprehensive Formula
Neutral Flavor Profile
Camel Milk Based
Formula v1.0

500 G

# DF will make a cleaner formula & reduce food allergies



Supports deep
Immune system functions



Supports healthy
Eye development



Nourishes & protects Brain



Supports healthy
Bone structure



Builds quality Blood &
contributes to healthy
circulation



Supports DNA
formation



Promotes a healthy Digestive
system & Metabolism



Contributes to a
healthy Microbiome

# HOW IT WORKS

Complete onboarding process for exceptional customer experience and personalized formula


DF
Connect with your favorite app?
EverlyWell
BABYSCRIPTS
what to expect.
the BUMP
Back

## Connect With Popular Apps


DF
How was your baby born?
VAGINAL
C-SECTION
PREMATURE
Back

## Answer A Few Questions


DF
Welcome, Abdallah
Camel Milk 10%
Lactose 15%
Lacatbacillus 38%
Bifidobacterium lactis 29%
Lactoferrin 31%
Back

## Review Your Formula

# We're Different

## Because Your Baby Is Different

Personalized based on the health of the mother & how the baby was delivered



**Vaginal**

MADE WITH ❤ FOR

Abdallah

- Camel Milk — 10%
- Lactose — 15%
- Lacatbacillus — 38%
- Bifidobacterium lactis — 29%
- Lactoferrin — 31%



**C-section**

MADE WITH ❤ FOR

Layla

- Camel Milk — 10%
- Lactose — 15%
- Lacatbacillus — 38%
- Bifidobacterium lactis — 29%
- Lactoferrin — 31%



**Preterm**

MADE WITH ❤ FOR

Fatima

- Camel Milk — 10%
- Lactose — 15%
- Lacatbacillus — 38%
- Bifidobacterium lactis — 29%
- Lactoferrin — 31%


The closest formula to human breast milk.
DESERT FARMS
Hi, Layla
Comprehensive Formula
Neutral Flavor Profile
Camel Milk Based
Formula v1.0
500 G
TAKE CARE OF
YOUR LITTLE ONE
NUTRITIONAL
GUIDE

# Your Personalized Camel Milk Formula

## $45/mo 500g

Your formula includes ingredients backed by research that many formulas leave out. Our aim is to include the best ingredients for baby based on the latest clinical research. The only lab made formula that turly mimics the micros of breast milk

30-DAY | 90-DAY | 180-DAY

**A blend of superfood Ingredients :**

Camel milk powder, Lactose Lacatbacillus, Bifidobacterium lactis, Cod liver Oil, Extra Virgin Olive oil, Vitamin A, E, K , Beta-palmitate fat, HMO, Lactoferrin, Unrefined Salt, Collagen

GUT  BRAIN  IMMUNITY

**The best meal for a child for**

**ONLY $3 /Per Meal**

FDA REGISTERED

WHY CAMEL MILK?

# Scientifically proven to be the closest milk to breast milk



**Immune Active Protective Proteins**
similar to breast milk



**Powerful Antioxidants**
such as Glutathione needed for detoxing the body



**A perfect symbiosis**
of naturally occuring prebiotics and probiotics

**Wide range of active B-vitamins**
for ultimate bioavailability



**Unique nanobodies**
able to cross the blood brain barrier



**Beneficial Oligosaccharides**
to nourish the microbiome



**Influences GABA in brain**
and contributes to how it work



**Least allergenic**
milk alternative on the market



# CAMBRIDGE
## UNIVERSITY PRESS

*Journal of Dairy Research* (2018) **85** 358–365.   © *Hannah Dairy Research Foundation 2018*
doi:10.1017/S0022029918000523

# Immune reactivity against a variety of mammalian milks and plant-based milk substitutes

Aristo Vojdani[1,2]*, Chris Turnpaugh[3] and Elroy Vojdani[4]

[1] Immunosciences Lab., Inc., Los Angeles CA, USA
[2] Department of Preventive Medicine, Loma Linda University School of Medicine, Loma Linda CA 92350, USA
[3] Turnpaugh Health and Wellness Center, Mechanicsburg PA 17050, USA
[4] Regenera Medical, Los Angeles CA 90025, USA

Received 30 September 2017; accepted for publication 15 June 2018

---

**This is a sponsored study by Desert Farms:**

**Summary:** People who are allergic to milk from one kind of animal will be reactive to almost any kind of animal milk, except perhaps human and camel milk.

# We're the next best thing to breast milk

| | Gerber | Similac | Enfamil | HONEST | Plum organics | HappyBaby | Baby's Only | kabrita | Holle | DESERT FARMS |
|---|---|---|---|---|---|---|---|---|---|---|
| Easier to digest protein | ✓ | | ✓ | | ✓ | ✓ | ✓ | | | ✓ |
| DHA & AA for brain | ✓ | ✓ | ✓ | ✓ | ✓ | ✓ | ✓ | ✓ | ✓ | ✓ |
| Added Lactose similar to BM | ✓ | | ✓ | ✓ | ✓ | ✓ | ✓ | ✓ | ✓ | ✓ |
| Whey to Casein Ratio as BM | | | ✓ | | | | | ✓ | ✓ | ✓ |
| Added HMOs for Microbiome | | | ✓ | | | | | | | ✓ |
| Added strains (B. Infantis & Bifidobacteria) for gut | | | | | | | | | | ✓ |
| No Corn and soy based ingredients | | | | | | | ✓ | ✓ | ✓ | ✓ |
| Essential milk fats left untouched | | | | | | | | | ✓ | ✓ |
| No Added Sugar or preservatives | | | | | | | ✓ | ✓ | ✓ | ✓ |
| Added Lactoferrin (2nd most abundant protein in BM) | | | | | | | | | | ✓ |
| Closest base to BM Nano-sized immune proteins (IgG) | | | | | | | | | | ✓ |

# Becoming the dominant brand in the $20BN+ baby food market by making awesome products for next gen parents



**$20BN** Global Infant Formula Market (CAGR 10%)

**$7BN** US Infant Formula Market

**$3BN** Obtainable Market

**$50BN** US Baby Food Market

**4m+** Babies Born Per Year (US)

**115k** Adopted To Gay Parents (US)



# Our mission allows us to recruit world-class talent

## Our Team Is Unparalleled

Core speciality in product formulation, growth-hacking, media buying and celebrity partnerships



**DANNY JEFFERS**
Marketing and Design



**JACKIE REY**
Sales & Affiliate Manager



**BECKY HERMAN**
Community Manager



**WALID ABDUL-WAHAB**
Founder & CEO



**MICHELLE BRAWNER**
Customer Service



**BENJAMIN TEAL**
Developer

## Scientific Consultants



**EVAN DEMARCO**
Formulator



**DR. ARISTO VOJDANI**
PhD, MSc, CLS in the fields of microbiology and clinical immunology



**DR. KAAYLA DANIELS**
PhD, CCN in Nutritional Sciences and Anti-aging



**DR. AFROUZ DEMEHRI**
NMD, IFMCP in Naturopathic Medical Doctor and Medical Director of Functional Medicine



**DR. MEGAN RENE SANCTUARY**
PhD, Researcher in decoding breast milk & personalizing protein nourishment at UC Davis

# KPI's

## $5MM LTR
Lifetime Company Revenue

## 150,000
Yearly visitors

## 30,000+
Total orders over time

## $120k MRR
Monthly recurring revenue

## 60% CRR
Customer retention rate

## 80,000
Email subscribers

# We are the clear leaders in the camel milk movement worldwide

# RANKED #1

On Google For ALL Camel Milk Keywords Worldwide

Camel Milk

**Camel Milk - Desert Farms | Camel Milk 100% Raw & Natural Milk**
https://desertfarms.com/ ▼

Containing only **milk** from USA-based **camels** and bottled entirely in America, Desert Farms - **Camel Milk** is available in several distinct varieties: Raw **Camel Milk**; Raw **Camel Milk** (Frozen); Raw **Camel Milk** Kefir; Pasteurized **Camel Milk** and Raw **Camel Milk** Colostrum. You can buy **camel milk** directly from Desert Farms website.

**Camel Milk Products** · Camel Milk · Camel Milk Nutrition · Camel Milk Powder

**Camel Milk Products | Desert Farms | Desert Farms Ltd**
https://desertfarms.com/collections/camelmilk ▼

You can also try a 7-day trial pack of **camel milk** for free. Rated #1 trusted **camel milk** brand by top doctors and immunologist. Buy the best quality camel milk...

Camel milk - Wikipedia

# 7x Return on Ad spend

## $50 CPA
Cost Per Aquisition

## $120 ACV
Average Cart Value

## $350 LTV
Average Lifetime Value

Google + facebook

# Subscription Stats

**500+**
Active customers

**27.91%**
Churn rate

**3.97**
Average number of charges

**$863**
Average lifetime revenue

**VS**

# Non-Subscription Stats

**15,000+**
Active customers

**40%**
Churn rate

**4.2**
Average number of charges

**$350**
Average lifetime revenue

# Powerful brand advocates (Superfans)

*90% don't use discounts or our loyalty program*

| Customer name | Orders to date | Average order value | Order value to date |
|---|---|---|---|
| Summary | 18,511 | $156.30 | |
| Angelique M | 50 | $537.02 | $26,851.18 |
| Roger N | 27 | $769.76 | $26,783.53 |
| Andrew B | 64 | $318.57 | $20,388.75 |
| Asherah S | 62 | $299.21 | $18,550.98 |
| Kasif A | 48 | $385.85 | $18,520.77 |
| Jonathan V | 39 | $469.82 | $18,322.84 |
| Marie K | 56 | $296.59 | $16,608.99 |
| Humaira M | 105 | $137.12 | $14,397.60 |

shopify*plus*

# The Financials



Legend:
- Gross Sales
- Gross Profit
- Investment
- EBITDA
- % Gross Margin

| Year | Gross Sales | Gross Profit | Investment | EBITDA | % Gross Margin |
|------|-------------|--------------|------------|--------|----------------|
| 2014 | 350k | 140k | | 30k | 40% |
| 2015 | 1.1MM | 400k | | 96k | 36% |
| 2016 | 1.2MM | 500k | | -347k | 41% |
| 2017 | 1.3MM | 330k | | -340k | 25% |
| 2018 | 1.2MM | 470k | | 130k | 40% |
| 2019 | 2.5MM | 825k | 3MM | -500k | 33% |
| 2020 | 30MM | 15MM | 8MM | 1MM | 50% |

These statements reflect management's current views based on information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

# Our innovative product pipeline



**2019**

FDA Infant Formula &
Toddler Formula



**2020**

On-the-go Formulas for
kids & EU Infant Formula



**2021**

Ready-to-drink
Flavored Milk



**2022**

China Compliant
Infant Formula

# Comparable Exits




($80M Sales)

SOLD TO



FOR
$250M




($80M Sales)

SOLD TO



FOR
$100M+



$300M Sales
(unsuccessful
w/formula)

# Positioned for strategic acquisition




BABY.com
a BabyCenter site

+


babycenter




amazon




diapers
.com

+


PillPack

*Baby products 2nd fastest category on amazon

# US vs. Them

**The Future of Infant Nutrition & Allergy Prevention**


DESERT FARMS
Hi, Layla
Comprehensive Formula
Neutral Flavor Profile
Camel Milk Based
Formula v1.0
500 G


MODELED AFTER BREAST MILK
Plum
PREMIUM
Gerber
GOOD START
Gentle
FOR TINY TUMMIES
Enfamil
Infant Formula
Infant
Gentle Nutrition for Infants 0-12 Months
NET WT 12.5 OZ (354 g)
Abbott
Similac
ADVANCE
OptiGRO
NO ARTIFICIAL GROWTH HORMONES
POWDER
MILK-BASED

## The second best thing to breast milk

- All made from ingredients mimicking breast milk
- Personalized based on baby's need
- Non allergenic & easy to digest

## Compared with the other guys

- Not committed to ingredient quality
- Lack of trust in commercial brands
- Extremely allergenic proteins & hard to digest

Camels can be **unicorns**, too.



RECOMMENDED BY · 100+ PEDIATRICIANS

# The Future
# of Infant Nutrition
# & Allergy Prevention

**EXHIBIT E**
*Video Transcript*

**Exhibit E – Video Transcript**

This is the desert.
And this is Desert Farms.
The only company in the world to truly create a near-identical formula to breast milk.

Now you may be asking, how could you possibly do something like *that* in a place like *this*? (crickets sounds, silence)

Portrayed as a vast and forbidding landscape, the desert is often seen as a natural barrier because what goes in there, may not make it out alive.
Which means the things that *do* thrive are resilient, determined, and strong.

Like these guys. (Funny close up of a happy camel's face.)

Camels are nature's most efficiently designed animal.
They've adapted over millennia to thrive in the most rugged climate and to endure extreme variations of temperature and weather.

This is their founder Walid. He's pretty strong too. But not as strong as a camel. Sorry, pal.

Walid moved to California for college and was astounded at the sheer number of health fads that seem to come and go. He was particularly struck by all the dairy alternatives; soy milk, coconut milk, oat milk, rice milk, nut milk.

How do you milk a nut, anyway?

He wondered why people drank all these milk wannabes and learned that nearly 70% of Americans have some sort of dairy intolerance. What a bunch of babies.

Speaking of babies, Walid also had two of those. As a single father, he wanted to find the best possible breast milk alternative.

But he was frustrated by the lack of transparency, poor quality ingredients, and the allergies that baby formula can trigger.

So Walid took inspiration from his childhood on the edge of the Arabian Desert and started making a homemade baby formula using one of the most powerful superfoods in the world, camel's milk.

Camel's milk doesn't have any of the allergenic properties expressed in other milk. And it's an unrivalled source of protective proteins, including the only naturally bioavailable Lactoferrin, which is the second most abundant protein in breast milk. This creates conditions for a healthier gut, a better brain, and a stronger immune system.

It also contains nano-sized immunoglobulins known as nanobodies, even smaller than those found in human breast milk, making it naturally optimized for human absorption. Because as our moms all used to say, "the smaller the immunoglobulin, the easier it is to absorb."

Since its inception three years ago, Desert Farms has been fine-tuning their process in order to achieve the highest quality camel's milk you can find in the US.

Here's how they do it.

Now as you can imagine, camel's milk isn't easy to come by.
Unless you're this guy. (shot of a Bedouin)
So Desert Farms partnered with small family farms across the US. Like the Hostetlers,

Desert Farms provides them with financial and material support to assure best animal practices, and the farmers gets a new sustainable source of income, allowing them to thrive and grow. It's a win win!

While the average farm has an average of six camels, this one only has two; Daisy and Chester.
But Daisy's the only one that gives milk. And if you can't figure out why, that's on you.
We take our milk from the first milking of the day.
Well, we don't.
Jeremiah does.
Then he drives it to our bottling facility which can't be far away because Jeremiah drives a horse and buggy.
Andy takes over and filters and gently pasteurizes the milk before bottling and chilling it.
What's up camel's milk?
Chillin?
That's what I thought.
Then it ships directly to your door, giving you the freshest milk possible.
Pretty fresh, right?

In three short years, Desert Farms has gone from a guy mixing formula in his kitchen, to developing an array of products with the help of chefs and food scientists like our groundbreaking, guilt-free baby formula for on-the-go parents.

And our formula isn't one-size-fits-all. Based on our algorithm we can detect the nutritional deficiencies in your baby by answering a few questions on the health of the mother and the way the baby was delivered, giving you a complete personalized blend of nutrients for your baby to thrive. This makes ours the most unique formula in the marketplace and the NEXT BEST thing to human breast milk.

Shipping over 30,000 orders direct to consumer, the popularity of camel's milk is clearly on the rise. And research suggests the possible health benefits may extend far beyond it being a simple milk substitute. With over 500 published papers on the health benefits of camel's milk, It's no mirage. A camel milk revolution could be just over the horizon.

Go to desertfarms.com and try our delicious product for yourself. Or to be part of our mission, contribute here to help us reach our goal of becoming the future of infant nutrition and allergy prevention.
And together, we can make everyday, a hump day.